Exhibit 99.1

Amira Nature Foods Ltd Announces Strategic Acquisition in Germany

Company Acquires Basmati Rice GmbH

DUBAI, United Arab Emirates--(BUSINESS WIRE)--Dec. 23, 2013-- Amira Nature Foods Ltd(the "Company;" NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today announced a definitive agreement to acquire Basmati Rice GmbH, a specialty distributer of premium branded rice, particularly Basmati rice in Germany.

Basmati Rice GmbH generated approximately $8.0 million in sales in calendar year 2012 and $6.5 million in sales for the nine months ended September 30, 2013. The transaction is expected to be accretive to Amira’s current fiscal year 2014 earnings. Details of the transaction were not disclosed.

“We are excited about this highly accretive acquisition of Basmati Rice GmbH which has a rich 25 year history of serving some of the largest supermarkets in Germany and more recently in neighboring countries across Europe,” commented Karan A. Chanana, Amira’s Chairman and Chief Executive Officer. “We believe our team can quickly expand their sales and further enhance their high margin branded product offering as we leverage our existing vertically integrated infrastructure and distribution in Europe to provide consumers a vast array of branded Basmati rice from our natural and organic offerings to new, unique items like smoked Basmati rice.”

Basmati Rice GmbH offers ten different varieties of rice to consumers under the ATRY, Scheherazade, Sultan, Sativa and Sadry brands. These brands can be found in over 4,000 stores across Germany and Europe including but not limited to Edeka, Markant, Metro, Mpreis, REWE, Frischeparadies as well as in certain food service distributors.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Contact

ICR

Katie Turner, 646.277.1200